Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Three Months Ended
	Mar. 31,		Years Ended December 31,
(millions except ratios)	2006	2005	2005	2004	2003	2002	2001

Income from continuing operations before provision for income taxes and minority interest	$304	$310	$965	$827	$1,074	$787	$306

Less: Earnings from unconsolidated entities under the equity method of accounting	(1)	1	7	34	49	19	(139)

Add back fixed charges:

Interest on indebtedness(1)	31	34	125	136	101	124	127

Interest credited on deposit-type insurance contracts	—	—	—	1	—	29	56

Portion of rents representative of interest factor	18	18	71	73	67	59	57

Income as adjusted	$354	$361	$1,154	$1,003	$1,193	$980	$685

Fixed charges and preferred stock dividends:

Interest on indebtedness(1)	$31	$34	$125	$136	$101	$124	$127

Preferred stock dividends(2)	—	1	3	3	61	58	70

Interest and dividends	31	35	128	139	162	182	197

Interest credited on deposit-type insurance contracts	—	—	—	1	—	29	56

Portion of rents representative of interest factor	18	18	71	73	67	59	57

Total fixed charges and preferred stock dividends	$49	$53	$199	$213	$229	$270	$310

Ratio of earnings to combined fixed charges and preferred stock dividends	7.2	6.8	5.8	4.7	5.2	3.6	2.2

(1)             As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($14 million for both the three months ended March 31, 2006 and 2005 and $58 million for the years ended December 31, 2005 and 2004) on these notes payable is reported as part of interest expense on the condensed consolidated statements of income.

(2)             Included in preferred stock dividends are $57 million and $54 million for the years ended December 31, 2003 and 2002, respectively, and $66 million for the year ended December 31, 2001 of pretax distributions on the capital securities.